EXHIBIT 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement of The Warnaco Group, Inc. (the "Company") on Form S-8 of our report dated March 18, 2004 (which report expresses an unqualified opinion and includes explanatory paragraphs relating to 1) the Company's plan of reorganization and emergence from bankruptcy as a new entity on February 4, 2003, 2) the restatement of the February 4, 2003 consolidated balance sheet, 3) a change in method of accounting for defined benefit pension plans, and 4) a change in method of accounting for goodwill and other intangible assets effective January 5, 2002), appearing in the Annual Report on Form 10-K of The Warnaco Group, Inc. for the fiscal year ended January 3, 2004.

DELOITTE & TOUCHE LLP

New York, New York

December 30, 2004